

SECURITIES AND EXCHANGE COMMISSION

05040373

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

VF 3-25-05

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SEC FILE NUMBER
8- 13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4854 154th Place N.E.
(No. and Street)

Redmond (City) Washington (State) 98052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joanne M. Salisbury (425) 376-6314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED
MAR 01 2005
WASH, D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



A

OATH OR AFFIRMATION

I, Joanne M. Salisbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/Controller/
Treasurer/Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Symetra Securities, Inc. (formerly Safeco Securities, Inc.)

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (formerly Safeco Securities, Inc.) (a wholly owned subsidiary of Symetra Financial Corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Securities, Inc. (formerly Safeco Securities, Inc.) (a wholly owned subsidiary of Symetra Financial Corporation) at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 4, 2005

Ernst & Young LLP

Symetra Securities, Inc. (formerly Safeco Securities, Inc.)
(A wholly owned subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$2,285,810
Prepaid expenses	16,070
Deferred tax asset	128,084
Total assets	$2,429,964
Liabilities and stockholder's equity	
Liabilities:	
Accounts and commissions payable	$ 2,841
Payable to Affiliates and Parent	79,709
Due to Parent for income taxes	7,069
Total liabilities	89,619
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding, $100 par value)	1,000,000
Additional paid-in capital	1,377,205
Accumulated deficit	(36,860)
Total stockholder's equity	2,340,345
Total liabilities and stockholder's equity	$2,429,964

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (formerly Safeco Securities, Inc.) (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Parent, through its investor group led by White Mountains Insurance Group, LTD and Berkshire Hathaway, Inc., entered into a definitive agreement (Stock Purchase Agreement or SPA) with Safeco Corporation (the Former Parent), dated March 15, 2004 to purchase the Safeco's Life and Investment companies, including the Company, from the Former Parent. The acquisition was completed effective August 2, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

Prior to December 10, 2004, the Company served as the underwriter/distributor of the Safeco Family of Mutual Funds (the Safeco Mutual Funds) and the underwriter/distributor of registered separate account insurance products for Symetra Life Insurance Company and First Symetra Life Insurance Company of New York (collectively known as the Affiliates). Subsequent to December 10, 2004, the Company continues to underwrite and distribute the registered separate account products for the Affiliates.

Effective December 10, 2004, the Safeco Mutual Funds were reorganized and merged with Pioneer Investments' Family of Mutual Funds (the Pioneer Funds). As part of the reorganization, the Company agreed to act as the broker of record for former Safeco Mutual Funds shareholders whose funds were merged into the Pioneer Funds and who had not previously designated a broker-dealer of record. The Company has also agreed to provide record-keeping and other account holder services for those former Safeco Mutual Fund accounts, including the facilitation of non-solicited purchase, sale, and redemption orders of Pioneer Funds. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer for Pioneer Funds and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The issuance of securities by the Affiliates could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Purchase Accounting

On August 2, 2004, the Parent purchased Safeco's Life and Investments division, including the Company, from the Former Parent. The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. Under the purchase method of accounting, the purchase price is allocated to the estimated fair value of the tangible and identifiable assets acquired less liabilities assumed at the date of acquisition.

The beginning balance sheet of the Company at August 2, 2004 was remeasured to fair value and the accumulated deficit balance at August 2, 2004 was reclassified to additional paid-in capital. Thus, the accumulated deficit at December 31, 2004 reflects activity for the period from August 2, 2004 through December 31, 2004.

Cash and Cash Equivalents

Cash includes balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company considers investments in institutional money market funds to be cash equivalents. The Company defines cash equivalents as highly liquid investments with original maturities of three months or less.

Concessions and Commissions

Dealers' concession income and commission expense on variable annuity and variable life insurance products and mutual funds are recorded on the trade date as related transactions occur. Commissions paid on the sale of Class B mutual fund shares are capitalized as contingent deferred sales charges (CDSC) and amortized over a period of six years, matching expected revenues (12b-1 fees) with commission expenses. The Company evaluates CDSC for other-than-temporary impairment when indicators are present. The Company recognized an impairment charge of approximately $316,000 during the year ended December 31, 2004.

2. Significant Accounting Policies (continued)

Income Taxes

As a result of the change in ownership, the Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities for the period from August 2, 2004 through December 31, 2004. Effective August 2, 2004, the Company entered into a tax allocation agreement with the Parent. The allocation is based upon separate return calculations. The Company will receive current credit for net losses, as such losses offset taxable income of other members of the non-life insurance consolidated group. The provision for federal income taxes is based on amounts determined to be payable/recoverable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Prior to August 2, 2004, the Company was included in the Former Parent's consolidated federal income tax return with non-life and life insurance entities. A tax allocation agreement was in place between the Company and the Former Parent. The allocation was based upon separate return calculations with the Company receiving current credit for net losses. As such, losses offset taxable income of members of the consolidated group. Intercompany tax balances were settled quarterly.

Deferred income taxes are provided for temporary differences between items of income and expense recognized for financial reporting purposes and those recognized for income tax purposes. The amount of deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax asset relates to temporary differences in the accounting treatment of CDSC for financial reporting and income tax purposes.

3. Related-Party Transactions

The Company is charged for its share of audit fees and business and occupational taxes paid by the Parent on its behalf. At December 31, 2004, approximately $70,000 was due to the Parent for audit fees and included as payable to Affiliates and Parent in the statement of financial condition. The remaining amounts payable to Affiliates and Parent of $9,709 reflect business and occupational taxes.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $2,151,293, which was $2,145,318 in excess of its required net capital of $5,975. The ratio of aggregate indebtedness to net capital was 4.17%.

5. Income Taxes

The components of the income tax benefit included in the statement of operations consists of the following:

	Year Ended December 31, 2004
Current tax expense	$ 39,222
Deferred tax benefit	(197,950)
Income tax benefit	$(158,728)